EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT made as of the 19 of December 2011

BETWEEN:

Louis C. Martin (the "Employee")

- and -

Clifton Star Resources Inc (the "Corporation")

WHEREAS the Corporation wishes to employ the Employee and the Employee wishes to be employed by the Corporation on the terms of this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein, it is hereby agreed as follows.

ARTICLE 1 - EMPLOYMENT

Section 1.1 Position

On the terms and subject to the conditions hereinafter contained, the Employee will be employed with the Corporation as Vice President Exploration.

Section 1.2 Duties of Employment

The Employee shall report to and be subject to the President and CEO and shall have such duties and responsibilities as are normally associated with the position of Vice President Exploration, such as preparing exploration campaigns on the corporation's properties in a professional and diligent manner, in respect to all provincial and federal legislations. He will be responsible for the management of the exploration staff, of the consultants and of the contractors engaged in carrying the exploration works. He will prepare budgets and implement them and report on the expenses and discrepancies relative to the budgets. He will offer best advices for the exploration campaigns to be successful in finding economic mineralization. The CEO may ask him to represent from time to time the corporation at different industry meetings and other duties may be assigned from time to time.

Section 1.3 Full and Faithful Service

The Employee shall well and faithfully serve the Corporation and use his best efforts to promote the interests of the Corporation and during the term of this Agreement the Employee shall devote his full time and energy to the Corporation and shall not, directly or indirectly, render services to any other person or organization other than service with regard to charitable or community service organizations provided such activities do not interfere with Employee's duties hereunder. The Employee further acknowledges that he is bound to follow the policies and procedures established by the Board of Directors of the Corporation (the "**Board**"), from

time to time, including the Corporation's code of conduct and any future revisions of such policies, procedures or other codes of business conduct.

Section 1.4 Term

This Agreement shall be effective from the date hereof and shall continue in effect until the date the Agreement is terminated in accordance with Article 3.

ARTICLE 2 – REMUNERATION AND BENEFITS

Section 2.1 Salary, Bonus and Options

The Corporation shall pay to the Employee a salary (the "**Salary**") at the rate of $140,000 per annum, payable to the Employee in accordance with such normal payroll practices of the Corporation for its employees as are in effect from time to time. The Employee's Salary may be increased from time to time and once increased shall thereafter be the Salary hereunder.

As Vice President Exploration, the Employee shall be entitled to a yearly bonus of up to 20% of his base salary by reaching objectives and goals to be determined with its superior. The Board may also decide to grant options to the Employee, according to the corporation policies.

The Corporation will make available to the Employee a suitable truck and pay for its insurance and operating costs, in order for him to carry his duties and have access to the Corporation properties. The Employee's boarding expenses will be carried by the Corporation, when working on the different properties of the Corporation. The Employee's continuing ability to drive a vehicle is a condition of his employment. Therefore, the loss of his driver's license may be a breach of this employment contract with the Corporation by the Employee.

If the Employee moves to the Rouyn-Noranda area, the Corporation will reimburse the Mover invoice, the broker sales commission of the Employee's house in Timmins, Ontario, and a discretionary amount of $4,000, for the other delocalisation expenses. If the Employee leaves the Corporation inside a 24 months period after the beginning of the employment after moving to the Rouyn-Noranda area and the Corporation has paid the above expenses, then the Employee shall reimburse all amounts pro-rata to the remaining portion of the period.

The corporation will reimburse the Employee Professional Associations and insurance costs and will reimburse normal expenses to approved participation to industry trade shows.

Section 2.2 Health and Insurance Benefits

At this time the Corporation does not have insurance program but intends to implement such programs in the near future. The Employee shall then be eligible to participate in such health, medical, dental, disability and life insurance coverages as the Corporation has in effect for its management from time to time.

Section 2.3 Pension

The Corporation will contribute $2,500 per year directly to the Employee RRSP and will match up to another $2,500 the Employee's contribution to his RRSP. The Employee will be

eligible to participate in any pension plan for management that may, from time to time, be in effect.

Section 2.4 Vacation Entitlement

During each year of this Agreement, the Employee will be entitled to twenty (20) days of vacation with pay to be taken at times mutually agreeable to the Employee and the Corporation. The Employee will only be entitled to carry forward any unused vacation time into the next year if and to the extent permitted by the policies of the Corporation or with written consent of the CEO of the Corporation.

ARTICLE 3 - TERMINATION

Section 3.1 Termination by the Corporation for Serious Reason

Notwithstanding anything contained in this Agreement, the employment of the Employee may be terminated for Serious Reason immediately upon written notice of termination and without notice of termination or payment in lieu of notice. In such case, the Corporation shall have no further obligation to the Employee except for payment of all amounts due and owing up to the date of termination including accrued but unpaid Salary, accrued but unused vacation and unreimbursed expenses.

For purposes hereof, "**Serious Reason**" means:

(a) the Employee's wilful failure to properly discharge his lawful duties, gross negligence in the discharge of those duties or any material breach or non-observance by the Employee of any material provision of this Agreement, provided that the Corporation shall give the Employee a 30-day period of time to rectify or cure any such alleged failure, breach or non-observance of this Agreement;

(b) the Employee's conviction for any crime respecting the property of the Corporation, or the Employee's personal honesty or morality;

(c) Addiction to or excessive use of alcohol or drugs on the part of the Employee where such addiction or excessive usage materially affects the ability of the Employee to carry out the terms of this Agreement;

(d) the Employee having excessively absented himself from his duties of employment without leave of the Corporation, other than by reason of illness or disability, provided that the Corporation shall give the Employee a period of ten (10) days to rectify any such absenteeism;

(e) any material breach by the Employee of his obligations under the Corporation's code of conduct or any other code of business ethics or any lawful policies or procedures adopted by the Board from time to time and disseminated to the Employee; or

(f) any other act or omission which would, in law, permit the Corporation to, without notice or payment in lieu of notice, terminate the Employee's employment.

Section 3.2 Termination by the Corporation Without Serious Reason

In the event that the Corporation terminates the employment of the Employee without Serious Reason during the term of this Agreement, the Employee will only be entitled to receive the following:

(a) if the Employee is terminated during the first eighteen months of service, a lump-sum amount equal to eleven (11) month, of his Salary as at the date of termination;

(b) if the Employee is terminated after eighteen months of service, he will be entitle to a lump-sum amount equal to three (3) months per year of service up to a maximum of one (1) year.

(c) any portion of the Salary and accrued vacation pay, if any, that is accrued to the date of termination but not yet paid.

Section 3.3 Termination by Employee

The Employee may terminate his employment with the Corporation upon provision of notice equal to four (4) weeks (the "**Notice Period**"). In the event that the Employee gives the Corporation the aforesaid notice and the Corporation thereafter requests that the Employee cease his duties prior to the expiry of the Notice Period, the Corporation shall pay the Employee an amount equal to the difference between what the Employee would have received had the employment of the Employee continued for the full Notice Period and the amount actually paid by the Corporation to the Employee during the Notice Period.

Section 3.4 Effect of Termination

The Employee agrees that, upon termination of his employment for any reason whatsoever, the Employee shall thereupon be deemed to have immediately resigned any position the Employee may have as an officer, director or employee of the Corporation together with any other office, position or directorship which the Employee may hold with any of the Corporation's affiliates or related entities. In such event, the Employee shall, at the request of the Corporation, forthwith execute any and all documents appropriate to evidence such resignations. The Employee shall not be entitled to any payments in respect of such resignations in addition to those provided for herein.

Section 3.5 Release

The Employee agrees that payments provided for in Section 3.2 are inclusive of statutory severance requirements. The amounts payable hereunder shall not be reduced by any amounts earned by the Employee after the date of termination. The Employee agrees that payment by the Corporation of the amounts set out herein shall be in full and final settlement of any and all manner of actions, causes of actions, suits, claims, demands and entitlements whatsoever which the Employee has or may have against the Corporation, its affiliates and any of their respective directors, officers, employees, successors and assigns arising out of his employment, the

termination of his employment or this Agreement. The Employee shall have no obligation to mitigate the amount payable under section 3.2a) hereof. It is understood that under section 3.2b), the obligation to mitigate remains applicable.

Section 3.6 Confidentiality of Settlement

The Employee agrees that any amounts paid pursuant to this Article shall remain confidential as between the Employee and the Corporation, and shall not be disclosed by the Employee or the Corporation, other than as required by law, to any person, persons, corporation, association or organization whatsoever with the exception of the Employee's spouse and the Employee's legal and financial advisors and those in the Corporation and its legal and financial advisors who need to know and in each case only in strictest confidence.

ARTICLE 4 – EMPLOYEE'S COVENANTS

Section 4.1 Confidentiality

The Employee acknowledges that he holds a position of trust within the Corporation and that he has been and will be entrusted with detailed confidential information concerning the business and affairs of the Corporation including, without limitation:

(i) knowledge of all business or financial opportunities which are or may be available to the Corporation in particular; or

(ii) the present and contemplated plans, strategies, costs, prices, systems, pricing policies and financial information used by the Corporation in connection with its business,

the disclosure of which to competitors of the Corporation or to the public would be highly detrimental to the best interests of the Corporation. The Employee further acknowledges and agrees that the right to maintain confidential such detailed confidential information and trade secrets constitutes a valid proprietary right which the Corporation is entitled to protect and that such confidential information and trade secrets shall be held by the Employee in a fiduciary capacity and solely for the benefit of the Corporation.

The Employee covenants and agrees with the Corporation that he will not disclose, directly or indirectly, any confidential information and trade secrets to any person nor shall he use the same for any purposes, other than those of the Corporation except those that are or become generally known in the industry other than through a breach of the Employee's obligations hereunder or are disclosed pursuant to law.

Section 4.2 Non-Solicitation

The Employee will not, during the term of this Agreement and for a period of one (1) year after its termination for any reason, on his own behalf or on behalf of any individual, firm, partnership, association or corporation, directly or indirectly:

(i) solicit business from, or in any way interfere, or attempt to interfere with the business relationship of the Corporation with any of their customers, clients or suppliers or any prospective customers, clients or suppliers where discussions

have commenced between the Corporation and such prospective customer, client or supplier prior to the expiration or termination of this Agreement; and,

(ii) solicit or hire or attempt to solicit or hire any officers or employees or any prospective officers or employees of the Corporation where discussions have commenced between the Corporation and such prospective officer or employee prior to the termination of this Agreement.

Section 4.3 Independent Covenants

Each of sections 4.1, 4.2(i) and 4.2(ii) will be construed as constituting an obligation independent of any other obligations of the Employee pursuant to this Agreement. The existence of any claim or cause of action the Employee may have or assert against the Corporation, whether based on this Agreement or otherwise, will not constitute a defence to the enforcement by the Corporation of any of the covenants and agreements in such foregoing sections.

Section 4.4 Corporation Property

Property of the Corporation may only be used by the Employee as is necessary in the ordinary course of business or as directed or authorized by Corporation. Upon the expiration or termination of this Agreement or at such earlier time as the Corporation may request, the Employee shall forthwith return to or leave with the Corporation, all documents, records, notebooks and electronic files, data and recordings of confidential information, including copies of any of the foregoing and all other property of the Corporation then in Employee's possession, whether prepared by the Employee, the Corporation or any third party. The Employee shall return confidential information, in his power or control, on any computer or computer system not owned or controlled by the Corporation, and shall delete all such confidential information from the computer or computer system in such a manner that the confidential information cannot subsequently be retrieved.

Section 4.5 Survival of Obligations

The obligations of the Employee under this Article shall continue during the course of his employment with the Corporation and, unless otherwise provided in writing by the Corporation, shall survive the expiration or termination of the Employee's employment and this Agreement.

ARTICLE 5 - GENERAL

Section 5.1 Entire Agreement

This Agreement contains the entire Agreement between the Corporation and the Employee and supersedes all previous negotiations, understandings and agreements whether verbal or written, with respect to the terms and conditions of employment between the Corporation and the Employee. The parties agree that this Agreement may only be modified in writing signed by both parties.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the effective date first above written.

Clifton Star Resources Inc.

By: ______________________________

Michel Bouchard
President and CEO

______________________________ ______________________________
Witness **Louis C. Martin**